UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ________________________ TO ________________________

Commission file number 1-44

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADM Employee Stock Ownership Plan for Hourly Employees

B.   Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Archer-Daniels-Midland Company
4666 Faries Parkway
PO Box 1470
Decatur, Illinois 62525

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

ADM Employee Stock Ownership Plan for Hourly Employees
Years Ended December 31, 2003 and 2002

ADM Employee Stock Ownership Plan for Hourly Employees

Audited Financial Statements and Schedule

Years Ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Administrative Committee
ADM Employee Stock Ownership Plan
for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the ADM Employee Stock Ownership Plan for Hourly Employees as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

St. Louis, Missouri
June 17, 2004

1

ADM Employee Stock Ownership Plan
for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31
	2003	2002

Assets
Interest in Master Trust	$78,722,918	$60,822,659
Participant loans receivable	191,471	281,245
Contributions receivable from employer	712,892	540,564
Contributions receivable from employees	3,414	17,981

Net assets available for benefits	$79,630,695	$61,662,449

See accompanying notes.

2

ADM Employee Stock Ownership Plan
for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2003	2002

Additions:
Contributions from employer	$7,070,170	$6,510,021
Contributions from employees	400,227	1,135,027
Dividend and interest income	1,223,044	1,062,115

	8,693,441	8,707,163

Deductions:
Benefit payments	(3,975,905)	(3,787,555)
Transfer of assets to another plan	(1,431,298)	(1,245,518)

	(5,407,203)	(5,033,073)

Net realized and unrealized appreciation (depreciation) in fair value of common stock	14,682,008	(9,294,977)

Net increase (decrease)	17,968,246	(5,620,887)

Net assets available for benefits at beginning of year	61,662,449	67,283,336

Net assets available for benefits at end of year	$79,630,695	$61,662,449

See accompanying notes.

3

ADM Employee Stock Ownership Plan
for Hourly Employees

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

General

The ADM Employee Stock Ownership Plan for Hourly Employees (the Plan), as amended, is a defined contribution plan available to all eligible hourly employees of Archer Daniels Midland Company (ADM or the Company) who have completed the required service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Company designed the Plan to operate in cooperation with the ADM 401(k) Plan for Hourly Employees (ADM 401(k) Plan). The Plan provides eligible employees with a means to acquire ADM common stock through participant and Company matching contributions. Company matching contributions are based on participant contributions to the ADM 401(k) Plan. Participants at certain Company locations are not eligible to participate in the ADM 401(k) Plan and are instead eligible to make contributions to the Plan. Employee eligibility varies by location and employment status. Employees should refer to the Plan appendix applicable to their participating location for more complete information regarding employee eligibility.

All plan assets are held and managed by Hickory Point Bank & Trust, FSB (HPB), a wholly owned subsidiary of ADM, through a master trust established for the Plan and certain other ADM benefit plans (Master Trust).

Contributions

Employees of participating locations can generally contribute from 1% up to as much as 25% of their compensation, as defined by the Plan document, with the maximum determined by the participant’s location. Participant contributions for locations participating in the Plan, which also participate in the ADM 401(K) Plan, are remitted to the ADM 401(k) Plan. Participant contributions to purchase ADM stock are remitted to the Plan.

Substantially all Company contributions, as determined by location, are received in the form of ADM common stock, and all contributions immediately vest to the participant. The Company match varies by location. Employees should refer to the Plan appendix applicable to their participating location for more complete information regarding employee contributions and employer match limitations.

4

ADM Employee Stock Ownership Plan
for Hourly Employees

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)

Investment Options

Eligible participants have diversification rights under the Plan that allows them to convert all or any number of shares of ADM common stock credited to their company account to cash and have the cash transferred to the ADM 401(k) Plan to be invested in the investment options available under the ADM 401(k) Plan. Diversification rights and investment options vary by location. Employees should refer to the Plan appendix applicable to their participating location and their investment materials for more complete information regarding diversification rights and investment options.

Participants may elect at any time to convert all or any number of the shares of ADM common stock credited to their before-tax subaccount to cash and have the cash transferred to the ADM 401(k) Plan to be invested in the investment options available under the ADM 401(k) Plan. Investment options vary by location. Employees should refer to the Plan investment materials applicable to their participating location for more complete information regarding investment options.

Participant Loans

Eligible participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant account balance. A maximum of one loan may be outstanding to a participant at any time.

Loans are allowed only for purposes of educational or medical expenses and purchase of a primary residence. Educational or medical expense loans are available for up to five years, and home purchase loans are available for up to ten years.

Withdrawal

The full value of an employee’s account is payable following termination of employment. Withdrawals by active employees are permitted upon reaching age 59 1/2 or for specific hardship circumstances (only after receiving a loan available to the participant under the loan program).

5

ADM Employee Stock Ownership Plan
for Hourly Employees

Notes to Financial Statements (Continued)

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments in the Master Trust are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. Participant loans are valued at cost which approximates fair value.

Plan Expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the Plan are currently paid by the Plan’s sponsor, ADM. While it is anticipated ADM will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Master Trust Investment Information

The Plan’s investments are held in the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan’s participation in investment options within the Master Trust. At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 13.6% and 14.2%, respectively. The Plan’s interest in the Master Trust is fully allocated to ADM common stock.

6

 ADM Employee Stock Ownership Plan
for Hourly Employees

Notes to Financial Statements (Continued)

3. Master Trust Investment Information (continued)

The following table presents the fair value of investments for the Master Trust:

	December 31
	2003	2002

Assets
Cash and cash equivalents	$388,708	$240,053
Investment securities:
ADM common stock	372,817,264	304,988,738
Mutual funds	195,589,426	114,105,194
Other common stock	10,516,430	9,268,253
Net assets available for benefits	$579,311,828	$428,602,238

Summarized financial information with respect to the Master Trust’s investment income is as follows:

	Year Ended December 31
	2003	2002
Net realized and unrealized appreciation (depreciation) on investments:
ADM common stock	$69,653,402	$(47,713,753)
Mutual funds	26,464,873	(13,499,444)
Other common stock	1,279,994	(2,677,367)

	$97,398,269	$(63,890,564)

Dividend income	$10,041,318	$8,445,989

7

 ADM Employee Stock Ownership Plan
for Hourly Employees

Notes to Financial Statements (Continued)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time.

5. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service, dated April 5, 1996, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s qualified status.

Subsequent to December 31, 2003, the Company received a favorable determination letter from the Internal Revenue Service dated May 26, 2004, confirming the Plan’s tax exempt status under Section 401(a) of the Internal Revenue Code.

8

ADM Employee Stock Ownership Plan
for Hourly Employees

Schedule

9

ADM Employee Stock Ownership Plan
for Hourly Employees

EIN: 41-0129150

Plan 027

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Current Value

Participant Loans	$191,471

10

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER DANIELS MIDLAND COMPANY

/s/Douglas J. Schmalz

Douglas J. Schmalz
Senior Vice President and Chief Financial Officer

Dated: June 28, 2004

11

Exhibit Index

Exhibit	Description

23	Consent of Ernst & Young LLP

12